UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-33274

TRAVELCENTERS OF AMERICA INC.

(Exact name of registrant as specified in its charter)

24601 Center Ridge Road, Suite 200

Westlake, Ohio 44145

(440) 808-91001

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares Representing Limited Liability Company Interests of TravelCenters of America LLC

(Title of each class of securities covered by this Form)

Common Stock, par value $0.001 per share, of TravelCenters of America Inc.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

Explanatory Note: Effective at 12:01 a.m. (Eastern Time) on August 1, 2019 (the “Effective Time”), TravelCenters of America LLC (the “LLC”) converted from a Delaware limited liability company to a Maryland corporation named TravelCenters of America Inc. (the “Corporation” and such conversion, the “Conversion”). At the Effective Time, each five (5) LLC common shares, representing limited liability company interests of the LLC (the “LLC Common Shares”), outstanding immediately prior to the Effective Time were converted into one (1) share of common stock, par value $0.001 per share (the “Corporation Common Stock”), of the Corporation, with no fractional shares being issued as a result of the Conversion. In lieu of any such fractional shares, a holder thereof is entitled to receive a cash payment as provided in the Plan of Conversion. This Form 15 is being filed solely in connection with the deregistration under the Securities Exchange Act of 1934 of the LLC Common Shares and does not affect the continued registration under the Securities Exchange Act of 1934 of the Corporation Common Stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, TravelCenters of America Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TRAVELCENTERS OF AMERICA INC.

Date:	August 15, 2019	By:	/s/ William E. Myers
			Name:	William E. Myers
			Title:	Executive Vice President, Chief Financial Officer
and Treasurer